



ES
ⵑE COMMISSION
20549

02018436

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RECEIVED
FEB 2 8 2002
WASH. D.C.
340

SEC FILE NUMBER
8-18396

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2001_____ AND ENDING _____December 31, 2001_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bacher & Co., Inc.

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 B Cay Harbor
                                          (No. and Street)

Key Largo   Florida   33037
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Fred Bacher   (305) 367-4400
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
                        (Name - if individual, state last, first, middle name)

75 Eisenhower Parkway   Roseland   NJ   07068-1697
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CCH B80300 0831

OATH OR AFFIRMATION

I, _____Fred Bacher_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bacher & Co., Inc._____, as of December 31, 2001_____, _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

JOSEFA RODRIGUEZ
My Comm Exp. 10/24/2002
No. CC 732740
[ ] Personally Known [ ] Other I.D.

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BACHER & CO., INC.,
Formerly Bacher & Co.

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2001

BACHER & CO., INC.

I N D E X

FACING PAGE

*   *   *



J.H. COHN LLP

Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder
Bacher & Co., Inc.

We have audited the accompanying statement of financial condition of BACHER & CO., INC., formerly Bacher & Co., as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bacher & Co., Inc. as of December 31, 2001, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 21, 2002



2

BACHER & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 3,072
Securities owned	626,326
Accrued income	42,167
Equipment and furnishings, net of accumulated depreciation of $1,191	11,490
Total	$683,055

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -
Stockholder's equity:	
Common stock, $1 par value; 7,500 shares authorized,	
1,000 shares issued and outstanding	1,000
Additional paid-in capital	660,110
Retained earnings	21,945
Total stockholder's equity	683,055
Total	$683,055

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Revenue:	
Commissions	$287,974
Net dealer inventory and investment gains	39,593
Interest and dividends	11,733
Total	339,300
Expenses:	
Communications	11,175
Promotional costs	28,259
Charitable contributions	25,900
Occupancy	19,876
Depreciation	1,191
Regulatory	3,206
Other operating expenses	5,268
Total	94,875
Net income	$244,425

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Proprietor's Capital	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$676,037					$676,037
Capital withdrawals	(14,927)					(14,927)
Issuance of common stock in connection with conversion of proprietorship into corporation	(661,110)	1,000	$1,000	$660,110		
Stockholder's distributions					$(222,480)	(222,480)
Net income					244,425	244,425
Balance, December 31, 2001	$ -	1,000	$1,000	$660,110	$ 21,945	$ 683,055

See Notes to Financial Statements.

5

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Operating activities:	
Net income	$244,425
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,191
Securities contributed to charities	25,900
Unrealized appreciation on securities owned	(39,488)
Changes in operating assets and liabilities:	
Securities owned	(4,255)
Accrued income	(2,080)
Net cash provided by operating activities	225,693
Investing activities - capital expenditures	(12,681)
Financing activities:	
Proceeds from issuance of common stock	12,540
Stockholder's distributions	(222,480)
Net cash used in financing activities	(209,940)
Net increase in cash	3,072
Cash, beginning of year	-
Cash, end of year	$ 3,072

Supplemental schedule of noncash investing and financial activities:
During 2001, the stockholder contributed securities having a fair market value of $608,483, as well as assigning to the Company accrued income owing to him of $40,087, as partial consideration for his common stock.

See Notes to Financial Statements.

Note 1 - Organization:
Bacher & Co., Inc., formerly Bacher & Co. (A Sole Proprietorship), was incorporated on December 11, 2000 and was capitalized and began operations on January 1, 2001 as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and as a member of the National Association of Securities Dealers, Inc.

The Company has a cancelable agreement with Bear, Stearns Securities Corp. (the "Clearing Broker") to clear security transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Substantially all of the Company's commission income is derived from purchases and sales of securities on behalf of related parties.

Note 2 - Summary of significant accounting policies:
Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:
Securities transactions and related commission income and expenses are recorded on a settlement date basis and adjusted to a trade date basis when there is a material difference between the settlement date and trade date basis.

Investment securities are valued at market and unrealized gains and losses are recorded in earnings currently. At December 31, 2001, investments consisted solely of equity securities.

Equipment and furnishings:
Equipment and furnishings are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income taxes:
The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for both Federal and state income tax purposes. In general, corporate income or loss of an "S" Corporation is allocated to the stockholders for inclusion in their personal income tax returns. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes.

Note 3 - Net capital requirement:
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $568,049, which was $468,049 in excess of its required net capital of $100,000. The Company's net capital ratio was 0 to 1.

Note 4 - Financial instruments with off-balance-sheet risk:
The Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

* * *

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital:

Total stockholder's equity		$683,055
Deduct nonallowable assets - equipment and furnishings, net		11,490
Net capital before haircuts on securities positions		671,565
Haircuts on securities positions:		
Other securities	$93,949	
Undue concentration	9,567	103,516
Net capital		$568,049
Aggregate indebtedness		$ -

Computation of basic net capital requirements:
  Minimum net capital required (greater of 6-2/3% of aggregate in-
    debtedness or $100,000 minimum dollar net capital requirement) $100,000

Excess of net capital over $100,000 minimum net capital $468,049

Ratio of aggregate indebtedness to net capital   0 to 1

There were no material reconciling items at December 31, 2001.

See Report of Independent Public Accountants.



J.H. COHN LLP

Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL

To the Stockholder
Bacher & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Bacher & Co., Inc., formerly Bacher & Co. (the "Company") as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the Company are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the Company with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the Company's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



10

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the Company in the normal course of performing his functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Company, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
February 21, 2002